                         SECURITIES AND EXCHANGE COMMISSION
                               Washington, D.C. 20549

                                    Schedule 13G

                     Under the Securities Exchange Act of 1934
                                 (Amendment No. )*

                                 Wellco Enterpriese
                                  (Name of Issuer)

                                    Common Stock
                           (Title of Class of Securities)

                                     949476105
                                   (CUSIP Number)

Check the following box if a fee is being paid with this statement / /. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                          (Continued on following page(s))

CUSIP No.      949476105             13G                              Page 2


(1) NAMES OF REPORTING PERSONS. S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
          Barclays Global Investors. N.A., 943112180

(2) CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                   (a)
                                   (b)  X

(3) SEC USE ONLY

(4) CITIZENSHIP OR PLACE OF ORGANIZATION
          U.S.A.

Number of Shares                        (5) SOLE VOTING POWER
Beneficially Owned                           78,019
by Each Reporting                       (6) SHARED VOTING POWER
Person With                                  0
                                        (7) SOLE DISPOSITIVE POWER
                                             78,019
                                        (8) SHARED DISPOSITIVE POWER
                                             0

(9) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          78,019

(10) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*


(11) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
          6.7%

(12) TYPE OF REPORTING PERSON*
          BK

                         *SEE INSTRUCTION BEFORE FILLING OUT!

ITEM 1(A).     NAME OF ISSUER
                    Wellco Enterprises

ITEM 1(B).     ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES
                    150 Westwood Cirlcle
                    P.O. Box 188
                    Waynesville, NC 28786
ITEM 2(A).     NAME OF PERSON(S) FILING
                    Barclays Global Investors, N.A.

ITEM 2(B).     ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE
                    45 Fremont Street
                    San Francisco, CA 94105
ITEM 2(C).     CITIZENSHIP
                    U.S.A

ITEM 2(D).     TITLE OF CLASS OF SECURITIES
                    Common Stock

ITEM 2(E).     CUSIP NUMBER
                    949476105

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO RULES 13D-1(B), OR 13D-2(B), CHECK WHETHER THE PERSON FILING IS A

(a) // Broker or Dealer registered under Section 15 of the Act

(b) // Bank as defined in section 3(a) (6) of the Act
          X
(c) // Insurance Company as defined in section 3(a) (19) of the Act

(d) // Investment Company registered under section 8 of the Investment Company
          Act

(e) // Investment Adviser registered under section 203 of the Investment Advisers Act of 1940

(f) // Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee Retirement Income Security Act of 1974 or Endowment Fund; see Rule 13d-1(b)(1)(ii)(F)

(g) // Parent Holding Company, in accordance with Rule 13d-1(b) (ii) (G)
                    (Note:See Item 7)
(h) // Group, in accordance with Rule 13d-1(b)(1)(ii)(H)

ITEM 4.   OWNERSHIP
     (a) Amount Beneficially Owned:                    78,019

     (b) Percent of Class:                             6.7%

     (c) Number of shares as to which such person has:
          (i)   sole power to vote or to direct the vote
                    78,019
          (ii)  shared power to vote or to direct the vote
                    0
          (iii) sole power to dispose or to direct the disposition of
                    78,019
          (iv)  shared power to dispose or to direct the disposition of
                    0

ITEM 5. OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS if this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following. //
                    Not applicable

ITEM 6.   OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF
          ANOTHER PERSON
                    The shares reported are held by the company in trust accounts for the economic benefit of the beneficiaries of those accounts. See also Items 2(a) above.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT
          HOLDING COMPANY
                    Not applicable


ITEM 8.   IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP
                    Not applicable

ITEM 9.   NOTICE OF DISSOLUTION OF GROUP
                    Not applicable

ITEM 10.  CERTIFICATION
          By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

          SIGNATURE
          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                             February 13, 1998



                                             Deborah Ferris
                                             Manager of Compliance